UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 13)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Subject Company)

THE PEP BOYS – MANNY, MOE & JACK

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

713278109

(CUSIP Number of Class of Securities)

Brian D. Zuckerman

SVP – General Counsel & Secretary

The Pep Boys – Manny, Moe & Jack

3111 W. Allegheny Ave.

Philadelphia, PA  19132

(215) 430-9000

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

James W. McKenzie, Jr.

Colby Smith

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103-2921

(215) 963-5000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 13 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2015 and subsequently amended by Amendment No. 1 filed with the SEC on November 24, 2015, Amendment No. 2 filed with the SEC on December 1, 2015, Amendment No. 3 filed with the SEC on December 7, 2015, Amendment No. 4 filed with the SEC on December 8, 2015, Amendment No. 5 filed with the SEC on December 8, 2015, Amendment No. 6 filed with the SEC on December 9, 2015, Amendment No. 7 filed with the SEC on December 14, 2015, Amendment No. 8 filed with the SEC on December 16, 2015, Amendment No. 9 filed with the SEC on December 21, 2015, Amendment No. 10 filed with the SEC on December 23, 2015, Amendment No. 11 filed with the SEC on December 28, 2015 and Amendment No. 12 filed with the SEC on December 29, 2015 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Statement”) by The Pep Boys – Manny, Moe & Jack, a Pennsylvania corporation (the “Company”). The Statement relates to the cash tender offer (the “Offer”) by TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser”) and wholly-owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“Parent”), a subsidiary of Bridgestone Americas, Inc. (“Bridgestone Americas”), to purchase all issued and outstanding shares of the Company’s common stock, par value $1.00 per share, at a purchase price of $17.00 per share, net to the holders thereof, in cash, without interest thereon, less any applicable tax withholding. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by Purchaser and Parent with the SEC on November 16, 2015, and is upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 16, 2015, the Amendment and Supplement to Offer to Purchase dated December 14, 2015, the Second Amendment and Supplement to Offer to Purchase dated December 28, 2015, and in the related Letter of Transmittal, which are filed as Exhibits (a)(1)(i), (a)(1)(ix), (a)(1)(x) and (a)(1)(ii) to the Statement, respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2.           Identity and Background of Filing Person

1.             Item 2 of the Statement is hereby amended and supplemented by inserting the following sentence at the end of the first paragraph of the subsection entitled “Tender Offer and Merger”:

“On December 30, 2015, Parent and Merger Sub filed a final amendment to the Schedule TO withdrawing the Offer in connection with the termination of the Merger Agreement. No Shares were purchased by Merger Sub in the Offer.”

*  *  *

2.             Item 2 of the Statement is hereby amended and supplemented by inserting the following paragraph after the second paragraph of the subsection entitled “Tender Offer and Merger”:

1

“On December 30, 2015, the Company delivered to Parent a written notice terminating the Merger Agreement in accordance with Section 10.1(g) of the Agreement. In connection with the termination of the Bridgestone Agreement, Parent has been paid the termination fee of $39.5 million required to be paid pursuant to the terms of the Merger Agreement.”

Item 4.           The Solicitation or Recommendation

Item 4 of the Statement is hereby amended and supplemented by amending and restating in its entirety the subsection entitled “Solicitation or Recommendation” to read as follows:

“The Board, during a meeting held on December 29, 2015, by unanimous vote determined (a) to withdraw its recommendation that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement, and (b) to terminate the Merger Agreement in order to enter into the Icahn Merger Agreement (as defined in “Item 8. Additional Information” below).

Accordingly, the Board does not recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.”

Item 8.           Additional Information

Item 8 of the Statement is hereby amended and supplemented by deleting the last paragraph of the subsection entitled “Other Information” and inserting the following at the end of such subsection:

“On December 29, 2015, Bridgestone notified the Company that Bridgestone would be issuing a press release announcing that Bridgestone had determined not to make any proposed changes to the terms of the Merger Agreement. Bridgestone issued the press release later that day. Also on December 29, 2015, Parent and Purchaser delivered a letter to the Company waiving the requirement that the Company wait until 5:00 p.m., New York City time, on December 31, 2015 to effect a Change of Recommendation and terminate the Merger Agreement to enter into the Icahn Merger Agreement and (b) providing wire transfer instructions to facilitate the payment of the termination fee of $39.5 million required to be paid pursuant to the terms of the Merger Agreement.

On the evening of December 29, 2015, the Board held a telephonic meeting, attended by representatives of Rothschild and Morgan Lewis. Following a summary of developments relating to the Bridgestone announcement that it would not be submitting a counterproposal to the December 28 Icahn Proposal and the delivery of the waiver by Bridgestone earlier that day, the Board discussed with the Deal Team and representatives of Morgan Lewis and Rothschild the terms of the December 28 Icahn Proposal and how they compared to the terms of the Merger Agreement. A representative of Rothschild reviewed Rothschild’s financial analysis of the December 28 Icahn Proposal and then Rothschild rendered to the Board an oral opinion, confirmed by delivery of a written opinion dated December 29, 2015, to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the offer price or merger consideration, as applicable, payable to the holders of outstanding Shares (other than Icahn Enterprises Holdings L.P.,

2

IEP Parts Acquisition LLC or any of their respective subsidiaries or affiliates or the Company or any of its subsidiaries or any shareholder of the Company who duly exercises dissenters’ rights under Pennsylvania law) in the tender offer and merger pursuant to the Icahn Merger Agreement was fair, from a financial point of view, to such holders. After further deliberations on the Icahn Merger Agreement, the Board unanimously adopted resolutions that (a) withdrew its recommendation that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that the shareholders of the Company adopt the Merger Agreement, (b) terminated the Merger Agreement in order to enter into the Icahn Merger Agreement, (c) determined that the transactions contemplated by the Icahn Merger Agreement are fair to and in the best interests of the Company and its shareholders, (d) approved the transactions contemplated by the Icahn Merger Agreement and adopted the Icahn Merger Agreement and (e) recommended that the shareholders of the Company accept the tender offer contemplated by the Icahn Merger Agreement and tender their Shares pursuant to such tender offer, and if required to consummate the merger contemplated by the Icahn Merger Agreement, that the shareholders of the Company adopt the Icahn Merger Agreement. The Board unanimously authorized Mr. Sider to execute and deliver the Icahn Merger Agreement to Icahn Enterprises on December 30, 2015.

Throughout the evening on December 29, 2015, representatives of Morgan Lewis and Icahn Enterprises continued to work to finalize the Icahn Merger Agreement and the related transaction documents.

On December 30, 2015, the Company delivered a notice of termination of the Merger Agreement to Bridgestone and Icahn Enterprises paid the termination fee of $39.5 million required under the Merger Agreement. The parties to the Icahn Merger Agreement signed the Icahn Merger Agreement immediately following the termination of the Merger Agreement.

On December 30, 2015, the Company issued a press release announcing the termination of the Merger Agreement, and Icahn Enterprises and the Company issued a joint press release announcing the execution of the Icahn Merger Agreement.”

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PEP BOYS – MANNY, MOE & JACK

By:	/s/ Scott P. Sider

Name:	Scott P. Sider
Title:	Chief Executive Officer
Date:	December 30, 2015